Exhibit 99.1

A MESSAGE FROM THE CHAIRMAN

Dear fellow Shareholder,

I invite you to join our Board and management team at Prima BioMed’s Annual General Meeting (AGM) to be held on Friday, 17 November 2017, in Sydney.

An agenda for the AGM accompanies this letter and the business of the AGM is set out in the following Notice of Annual General Meeting and Explanatory Statement.

I wanted to take this opportunity to explain some of the Resolutions outlined below and especially our proposal to change the Company’s name from ‘Prima BioMed Ltd’ to ‘Immutep Ltd’. (Resolution 7 in the Notice of Annual General Meeting).

Following the acquisition of Immutep S.A.S (the Company’s 100% owned subsidiary in France) (Immutep) at the end of calendar year 2014, and subsequent sale under license of our former cancer vaccine CVac to Sydys Corporation, Prima BioMed’s sole focus has been the development of our LAG-3 based immunotherapy assets.

Immutep is already an established subsidiary of the Prima BioMed (“Prima”) group. Many of our clinical partner associations are with Immutep and several patents remain registered under the Immutep name. More apparent is Immutep’s strong association with LAG-3 and its founder, Dr Frederic Triebel, who is also our Chief Scientific Officer and Chief Medical Officer.

Your Board therefore feels that the name Immutep more closely aligns with our principal activities and corporate identity. It also means costs associated with the name change and any disruption to our business will be minimal. We strongly encourage your support in the passing of Resolution 7.

Should the name change be approved, you will see new company branding being introduced over the coming weeks and a new look website. We see this as an important part of our efforts to promote and appropriately position our highly prospective LAG-3 related asset portfolio to the industry and investment markets.

Since the year end we have welcomed Grant Chamberlain as a new Non-Executive Director. Thus, he stands for re-election at this year’s annual general meeting (Resolution 3 in the Notice of Annual General Meeting). Grant has an exceptional background in investment banking and corporate finance, most recently as head of Mergers & Acquisitions at Bank of America Merrill Lynch in Australia.

There is strong evidence that LAG-3, in which we are the global leader, will play a significant role in potential new novel immuno-oncology combination therapies. Grant’s domestic and international markets experience will be a most valuable asset as we progress our clinical development programs and consolidate our global leadership in LAG-3.

With Grant’s addition to the Board, we say farewell to Albert Wong, who has been a Board member since April 2010. Albert has decided not to put himself up for re-election due to his growing number of business commitments which are proving to be too demanding on his time. On behalf of the Board I would like to thank Albert for his valued counsel over the years, especially through our Company’s recent transformation. We wish him well.

As with Non-Executive Director Pete Meyers, Grant Chamberlain has elected to receive performance rights in Prima Biomed in lieu of cash remuneration for his services to Prima. As a result, two of our board members now prefer to receive performance rights over cash, a strong indication of their optimism for Prima and recognition of the considerable value that lies in our development pipeline. Resolution 5 in the Notice of Annual General Meeting relates to the issue of performance rights to Grant Chamberlain as this requires shareholder approval.

The Board seeks shareholder approval to issue to Prima’s CEO, Marc Voigt 50 million performance rights to vest in three tranches, subject to meeting service vesting conditions, across the performance period up until 1st December 2019 (Resolution 6 in the Notice of Annual General Meeting). The Board considers this as both appropriate and reasonable given Marc’s responsibilities as Executive Director and Chief Executive Officer as well as his roles as Managing Director and President of Prima’s subsidiaries in France, Germany and the US. It is also in recognition of the important need to retain Marc within the business and to align his interests with those of our shareholders. Marc has worked tirelessly in developing Prima’s highly prospective product pipeline and in marketing the business both within the industry and to investors. As a Board we thank him for his ongoing dedication to Prima.

Finally, in relation to our financing activities we are seeking approval for Resolutions 4 and 8 in the Notice of Annual General Meeting. Resolution 4 seeks approval to increase our share placement capacity by 10% of the issued share capital of Prima. This allows for greater flexibility and speed in pursuing financing options that become available, essential for any small biotechnology company and considered to be standard practice.

Resolution 8 seeks approval to ratify the prior issue of shares and warrants to those investors that participated in Prima’s recent US capital raising in July 2017, which raised approximately US$5m from US institutional and accredited investors. It is worth noting that the warrants issued are exercisable at US$2.50 per warrant and therefore are only likely to be exercised should the value of our US ADSs listed on NASDAQ reach or exceed this level. The passing of this resolution gives us greater flexibility in terms of capital management by refreshing our placement capacity.

I hope this has provided further clarity around some of the resolutions outlined below. I look forward to seeing some of you at our AGM in November.

Yours sincerely,

Lucy Turnbull AO

Chair, Prima Biomed

PRIMA BIOMED LTD

ACN 009 237 889

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2017 Annual General Meeting of shareholders of Prima BioMed Ltd (ACN 009 237 889) will be held at the time, date and place specified below:

Time:	11.15am (AEDT) (registration commencing 11.00am)

Date:	Friday, 17 November 2017

Place:	Offices of MinterEllison
Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000,

for the purposes of transacting the business referred to in this Notice of Annual General Meeting.

This is an important document and should be read in its entirety. If you are in doubt as to the course you should follow, please consult your financial or other professional adviser.

AGENDA

Terms used but not defined in this Notice of Meeting have the meaning given to them on page 18.

ORDINARY BUSINESS

2017 Financial statements and reports

To receive and consider the financial statements, Directors’ report and auditor’s report for the Company and its controlled entities for the financial year ended 30 June 2017.

Resolution 1 Non-binding resolution to adopt Remuneration Report

To consider, and if thought fit, to pass the following resolution as a non-binding ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) and for all other purposes, the Company adopt the Remuneration Report for the financial year ended 30 June 2017.”

Note: This resolution is advisory only and does not bind the Company or the Directors. Shareholders are encouraged to read the Explanatory Memorandum for further details on the consequences of voting on this Resolution.

Voting Exclusion Statement:

In accordance with sections 250BD(1) and 250R(4) of the Corporations Act, no member of the Key Management Personnel of the Company (details of whose remuneration are included in the Remuneration Report), or a member of the KMP of the Group at the date of the Meeting or a Closely Related Party of any such member who are acting as proxy may vote on Resolution 1.

However, in accordance with the Corporations Act, a person described above may vote on Resolution 1 if:

•	it is cast by such person as proxy for a person who is permitted to vote, in accordance with the direction specified on the Proxy Form as to how to vote; or

•	it is cast by the chairman of the Meeting as proxy for a person who is permitted to vote, in accordance with an express direction specified on the Proxy Form to vote as the proxy decides even though Resolution 1 is connected directly or indirectly with the remuneration of a member of the KMP of the Company.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 1, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 1.

If you purport to cast a vote other than as permitted above, that vote will be disregarded by the Company (as indicated above) and you may be liable for breaching the voting restrictions that apply to you under the Corporations Act.

Resolution 2 Re-election of Director – Pete Meyers

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, Mr Pete Meyers, who is retiring in accordance with the Constitution, and who offers himself for re-election, is re-elected as a Director of the Company.”

Note: Mr Pete Meyers retires as a Director in accordance with the requirement of clause 23.1(a) of the Constitution. Being eligible, he offers himself for re-election.

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Resolution 3 Re-election of Director – Grant Chamberlain

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, Mr Grant Chamberlain, who was appointed as a Director on 21 August 2017 and who is retiring in accordance with the Constitution, and who offers himself for re-election, is re-elected as a Director of the Company.”

Note: Mr Grant Chamberlain retires as a Director in accordance with the requirement of clause 24.4(b) of the Constitution. Being eligible, he offers himself for re-election.

Resolution 4 Approval of additional 10% placement capacity

To consider, and if thought fit, to pass the following resolution as a special resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of equity securities totalling up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Memorandum.”

Voting exclusion statement:

The Company will disregard any votes cast on Resolution 4 by a person, or any associate of that person, who may participate in the proposed issue and a person who might obtain a benefit, or any associate of a person who might obtain a benefit, except a benefit solely in the capacity as a holder of Shares, if Resolution 4 is passed.

However, the Company will not disregard a vote if:

•	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Voting

Resolution 4 is a special resolution and can only be passed if at least 75% of the votes cast, in person or by proxy, by Shareholders entitled to vote on Resolution 4, are voted in favour.

Resolution 5 Approval of grant of performance rights to Mr Grant Chamberlain

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 13,272,356 performance rights to subscribe for 13,272,356 fully paid ordinary shares in the Company to Mr Chamberlain (or his nominee) on the terms and conditions set out in the Explanatory Memorandum.”

Voting exclusion statement:

The Company will disregard any votes cast on Resolution 5 by:

•	Mr Chamberlain and any of his associates; or

•	by a KMP, or a Closely Related Party of a KMP, as proxy.

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However, the Company will not disregard a vote if:

•	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with an express direction specified on the Proxy Form to vote as the proxy decides even though Resolution 5 is connected directly or indirectly with the remuneration of a member of the KMP of the Company.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 5, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 5.

Resolution 6 Approval of grant of performance rights to Mr Marc Voigt

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of 50,000,000 performance rights to subscribe for 50,000,000 fully paid ordinary shares in the Company to Mr Marc Voigt (or his nominee) on the terms and conditions set out in the Explanatory Memorandum.”

Voting exclusion statement:

The Company will disregard any votes cast on Resolution 6 by:

•	any executive Director and any associate of that Director; or

•	by a KMP, or a Closely Related Party of a KMP, as proxy.

However, the Company will not disregard a vote if:

•	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with an express direction specified on the Proxy Form to vote as the proxy decides even though Resolution 6 is connected directly or indirectly with the remuneration of a member of the KMP of the Company.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 6, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 6.

Resolution 7 Change of Company name

To consider, and if thought fit, to pass the following resolution as a special resolution, with or without amendment:

“That, for the purposes of section 157(1)(a) of the Corporations Act 2001 (Cth) and for all other purposes, the name of the Company be changed from ‘Prima BioMed Ltd’ to ‘Immutep Limited’ and that, for the purposes of section 136(2) of the Corporations Act 2001 (Cth) and for all other purposes, all references to ‘Prima BioMed Ltd’ in the Constitution be replaced with references to ‘Immutep Limited’.”

Voting

Resolution 7 is a special resolution and can only be passed if at least 75% of the votes cast, in person or by proxy, by Shareholders entitled to vote on Resolution 7, are voted in favour.

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Resolution 8 Ratification of previous Share and Warrant issue

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue, on 3 July 2017, of 263,126,800 Shares and 1,973,451 Warrants, on the terms set out in the Explanatory Memorandum be ratified.”

Voting exclusion statement:

The Company will disregard any votes cast on Resolution 8 by any person who participated in the issue of the Shares and Warrants referred to in Resolution 8.

However, the Company will not disregard a vote if:

•	it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions specified on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with directions specified on the Proxy Form to vote as the proxy decides.

Resolution 9 Approval of termination benefits for eligible executives of the Company

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, approval is given for the giving of benefits to each current and future eligible senior executive, as described in the Explanatory Memorandum, in connection with the retirement of that person from any office in the Company or a related body corporate of the Company referred to in section 200B of the Corporations Act 2001 (Cth)”.

Voting exclusion statement:

If any Shareholder is a current or potential employee or Director of the Company or a related body corporate and wishes to preserve their ability to receive benefits under this approval, then that Shareholder and their associates should not vote on Resolution 9.

Further, the Company will disregard any votes cast on Resolution 9 as proxy by a person who is a member of the KMP at the date of the Meeting or their Closely Related Parties, unless the vote is cast as proxy for a person entitled to vote on Resolution 9:

•	in accordance with the directions specified on the Proxy Form; or

•	by the person chairing the Meeting pursuant to an express authorisation to exercise the proxy even though Resolution 9 is connected with the remuneration of the Company’s KMP.

BY ORDER OF THE BOARD

Deanne Miller

Company Secretary

6 October 2017

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NOTES

1.	Explanatory Memorandum

The Explanatory Memorandum and the annexure accompanying this Notice of Annual General Meeting are incorporated in and comprise part of this Notice of Annual General Meeting and should be read in conjunction with this Notice of Annual General Meeting.

2.	Who may vote

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company (as convenor of the Meeting) has determined that a person’s entitlement to attend and vote at the Meeting will be those persons set out in the register of Shareholders as at 7.00pm (AEDT) on 15 November 2017. This means that any Shareholder registered at 7.00pm (AEDT) on 15 November 2017 is entitled to attend and vote at the Meeting.

3.	Proxies

A Shareholder entitled to attend the Meeting and vote, is entitled to appoint a proxy to attend and vote on behalf of that Shareholder at the Meeting.

(a)	A proxy need not be a Shareholder.

(b)	If the Shareholder is entitled to cast two or more votes at the Meeting, the Shareholder may appoint two proxies and may specify the proportion or number of the votes which each proxy is appointed to exercise. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes held by that Shareholder.

(c)	If the Shareholder appoints only one proxy, that proxy is entitled to vote on a show of hands. If a Shareholder appoints two proxies, only one proxy is entitled to vote on a show of hands.

(d)	Where two proxies are appointed, any fractions of votes resulting from the appointment of two proxies will be disregarded.

(e)	A Proxy Form accompanies this Notice.

(f)	Unless the Shareholder specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit, or abstain from voting.

(g)	If a Shareholder wishes to appoint a proxy, the Shareholder should complete the Proxy Form and comply with the instructions set out in that form relating to lodgement of the Proxy Form with the Company.

(h)	The Proxy Form must be signed by the Shareholder or his or her attorney duly authorised in writing or, if the Shareholder is a corporation, either signed by an authorised officer or attorney of the corporation or otherwise signed in accordance with the Corporations Act.

(i)	If any attorney or authorised officer signs the Proxy Form on behalf of a Shareholder, the relevant power of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with the Proxy Form.

(j)	The Proxy Form (together with any relevant authority) must be received by no later than 11.15am (AEDT) on 15 November 2017 before the time scheduled for the commencement of the Meeting (or any adjournment of the Meeting).

(k)	The completed Proxy Form may be delivered:

i.	by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2001;

ii.	personally to Boardroom Pty Limited at Level 12, 225 George Street, Sydney, NSW, 2000;

iii.	online: www.votingonline.com.au/primabiomedagm 2017; or

iv.	by facsimile to + 61 (0)2 9290 9655.

4.	Corporate representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that corporate shareholders representative. The authority must be sent to the Company and/or its share registry at least 24 hours in advance of the Meeting.

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Prima BioMed Ltd

ACN: 009 237 889

EXPLANATORY MEMORANDUM

This Explanatory Memorandum forms part of the Notice convening the 2017 Annual General Meeting of Shareholders of Prima BioMed Ltd (Company) to be held at 11.15am (AEDT) on 17 November 2017 at the offices of MinterEllison at Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000.

This Explanatory Memorandum is to assist Shareholders in understanding the background to, and the legal and other implications of, the Notice and the reasons for the proposed resolutions. Both documents should be read in their entirety and in conjunction with each other.

Terms used but not defined in this Explanatory Memorandum have the meanings given to them in the Glossary on page 18.

2017 Financial statements and reports

The first item of the Notice of Meeting deals with the presentation of the consolidated annual financial report of the Company for the financial year ended 30 June 2017 together with the Directors’ declaration and report in relation to that financial year and the auditor’s report on those financial statements. Shareholders should consider these documents and raise any matters of interest with the Directors when this item is being considered.

No resolution is required to be moved in respect of this item.

Shareholders will be given a reasonable opportunity at the Meeting to ask questions and make comments on the financial reports and accounts and on the management of the Company.

The Chairman will also provide Shareholders with a reasonable opportunity to ask the auditor or the auditor’s representative questions relevant to:

(a)	the conduct of the audit;

(b)	the preparation and content of the independent audit report;

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(c)	the accounting policies adopted by the Company in relation to the preparation of its accounts; and

(d)	the independence of the auditor in relation to the conduct of the audit.

The Chairman will also allow a reasonable opportunity for the auditor or their representative to answer any written questions submitted to the auditor under section 250PA of the Corporations Act (which requires questions to be submitted no later than 5 business days prior to the Meeting).

Resolution 1: Non-binding resolution to adopt Remuneration Report

In accordance with section 250R(2) of the Corporations Act, the Company is required to put to its Shareholders a resolution that the Remuneration Report as disclosed in the Company’s 2017 annual financial report be adopted. However, such a resolution is advisory only and does not bind the Directors or the Company.

The Remuneration Report sets out the Company’s remuneration arrangements for Key Management Personnel of the Company. The Remuneration Report is part of the Directors’ Report contained in the annual financial report of the Company for the financial year ending 30 June 2017.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

Voting consequences

While the vote on Resolution 1 is advisory only and does not bind the Directors or the Company, under the Corporations Act, if at least 25% of the votes cast on a Remuneration Report resolution are voted against the adoption of the Remuneration Report in two consecutive annual general meetings, the Company will be required to put to Shareholders a resolution proposing the calling of an extraordinary general meeting to consider the re-election of all of the Directors (other than the Chief Executive Officer) who were in office when the applicable Director’s Report was approved at the second annual general meeting (Spill Resolution).

If more than 50% of Shareholders vote in favour of the Spill Resolution, the Company must convene the extraordinary general meeting (Spill Meeting) within 90 days of the second annual general meeting. All of the Directors (other than the Chief Executive Officer) who were in office when the Directors’ Report (as included in the Company’s annual financial report for the financial year ended immediately before the second annual general meeting) was approved, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

Following the Spill Meeting those persons whose election or re-election as Directors of the Company is approved by the Shareholders will be the Directors of the Company.

Resolution 2: Re-election of Director – Pete Meyers

The Company’s Constitution provides that an election of directors must be held at each annual general meeting. Mr Meyers retires and, being eligible, wishes to stand for re-election in accordance with the Company’s Constitution. Mr Meyers was appointed as a Director of the Company on 12 February 2014.

Mr Meyers is currently the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX). From May 2016 to January 2017, Mr Meyers served as the Chief Financial Officer of Motif BioSciences Inc. (NASDAQ: MTFB; AIM: MTFB), where he led the execution of the company’s November 2016 US initial public offering. From August 2013 to March 2016, Mr Meyers served as Chief Financial Officer and Treasurer of TetraLogic Pharmaceuticals Corporation (NASDAQ: TLOG), where he led the execution of the company’s December 2013 initial public offering and subsequent acquisition of Shape Pharmaceuticals, Inc.

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Prior to his role at TetraLogic, Mr Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read &Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc.

Mr Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Directors’ recommendation

The Directors unanimously (excluding Mr Pete Meyers) recommend that the Shareholders vote in favour of Resolution 2.

Resolution 3: Re-election of Director – Grant Chamberlain

The Company’s Constitution provides that any director appointed by casual vacancy holds office until the next annual general meeting and is eligible for re-election. Mr. Chamberlain was appointed as a Director on 21 August 2017. Being eligible, he now offers himself for re-election.

Mr Chamberlain is a corporate adviser and entrepreneur. He has over 20 years’ experience in investment banking and has advised on many of the largest mergers and acquisitions transactions in Australia during that time. Mr Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch until June 2017 and prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.

Directors’ recommendation

The Directors (excluding Mr Grant Chamberlain) unanimously recommend that the Shareholders vote in favour of Resolution 3.

Resolution 4: Approval of additional 10% placement capacity

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (in an existing quoted class) up to 10% of its issued share capital through placements over a 12-month period after the AGM (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1.

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity.

The Company is now seeking Shareholder approval, by way of a special resolution, to have the ability to issue equity securities (in an existing quoted class) under the 10% Placement Facility.

The exact number of equity securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer below).

The Directors believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of Resolution 4.

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Description of ASX Listing Rule 7.1A

a)	Shareholder approval:

The ability to issue equity securities (in an existing quoted class) under the 10% Placement Facility is subject to Shareholder approval by way of a special resolution at an annual general meeting.

b)	Equity securities:

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company. As the date of this Notice, the Company has one class of quoted equity securities on issue, being Shares.

c)	Formula for calculating 10% Placement Facility:

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the annual general meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of Shares on issue 12 months before the date of issue or agreement:

•	plus the number of fully paid Shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

•	plus the number of partly paid Shares that became fully paid in the 12 months;

•	plus the number of fully paid Shares issued in the 12 months with approval of holders of Shares under ASX Listing Rules 7.1 and 7.4;

•	less the number of fully paid Shares cancelled in the 12 months.

Note, that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D is 10%

E is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under ASX Listing Rule 7.1 or 7.4.

d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A:

The ability of an entity to issue equity securities (in an existing quoted class) under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

At the date of this Notice, the Company has on issue 2,362,662,532 Shares. At present, the Company has a capacity to issue a remaining:

(a)	2,968,919 equity securities under ASX Listing Rule 7.1; and

(b)	61,443,114 Shares under ASX Listing Rule 7.1A.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the Shares in accordance with the formula prescribed in ASX Listing Rule 7.1A.2.

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e)	Minimum issue price:

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days on which trades in the relevant class were recorded immediately before:

(a)	the date on which the price at which the equity securities are to be issued is agreed; or

(b)	if the equity securities are not issued within 5 trading days of the date in paragraph (a) above, the date on which the equity securities are issued.

f)	10% Placement Facility period:

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(a)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(b)	the date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

or such longer period if allowed by ASX (10% Placement Period).

The effect of Resolution 4 will be to allow the Directors to issue equity securities (in an existing quoted class) under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 4 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

Specific information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, the following information is provided in relation to the approval of the 10% Placement Facility:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the equity securities over the 15 trading days on which trades in the relevant class were recorded immediately before:

i.	the date on which the price at which the equity securities are to be issued is agreed; or

ii.	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b)	If Resolution 4 is approved by Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the table below. There is a risk that:

i.	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date Shareholders provide their approval at this Annual General Meeting; and

ii.	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date, which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares as at 3 October 2017 and the current number of Shares for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A.2 as at the date of this Notice.

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The table also shows:

(a)	two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of Shares the Company has on issue as at 3 October 2017. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlement issue to all Shareholders) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(b)	two examples of where the issue price of Shares has decreased by 50% and increased by 100% as against the current market price as at the close of trading on 3 October 2017 (Current Market Price).

Variable A in ASX Listing Rule 7.1.A.2		Dilution
		0.0115 50% decrease in Current Market Price	0.023 Current Market Price	0.046 100% increase in Current Market Price
Current Variable A 2,362,662,532	10% Voting Dilution	236,266,253	236,266,253	236,266,253
	Funds Raised	$2,717,062	$5,434,124	$10,868,248
50% increase in current Variable A 3,543,993,798	10% Voting Dilution	354,399,380	354,399,380	354,399,380
	Funds Raised	$4,075,593	$8,151,186	$16,302,371
100% increase in current Variable A 4,725,325,064	10% Voting Dilution	472,532,506	472,532,506	472,532,506
	Funds Raised	$5,434,124	$10,868,248	$21,736,495

The table has been prepared on the following assumptions:

(a)	The Company issues the maximum number of equity securities available under the 10% Placement Facility.

(b)	All Resolutions in this Notice are carried.

(c)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(d)	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the Annual General Meeting.

(e)	The table shows only the effect of issues of equity securities under ASX Listing Rule 7.1A, not under the 15% placement capacity under ASX Listing Rule 7.1.

(f)	The issue of equity securities under the 10% Placement Facility consists only of Shares.

(c)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 4 for the issue of the equity securities (in an existing quoted class) will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or ASX Listing Rule 11.2 (disposal of main undertaking).

(d)	The Company may seek to issue the equity securities for the following purposes:

i.	non-cash consideration for the acquisition of new business assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

ii.	cash consideration. In such circumstances, the Company intends to use the funds raised towards an acquisition of new business assets or investments (including expenses associated with such acquisition) and/or for general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 and 3.10.5A upon issue of any equity securities under the 10% Placement Facility.

(e)	The Company’s allocation policy will depend on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility.

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The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including, but not limited to, the following:

i.	the methods of raising funds that are available to the Company, including but not limited to, a rights issue or other issue in which existing Shareholders can participate;

ii.	the effect the issue of the equity securities might have on the control of the Company;

iii.	the financial situation and solvency of the Company; and

iv.	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

If the Company were to acquire an asset or investment in exchange for Shares, it is likely that the allottee under the 10% Placement Facility would be the vendor of the asset or investment.

(f)	This is the fourth occasion on which Shareholder approval has been sought under ASX Listing Rule 7.1A, with the Company having received Shareholder approval at the 2014, 2015 and 2016 AGMs.

The total number of equity securities issued in the 12 months preceding the date of the Meeting is 291,124,723 representing 14.05% of the equity securities on issue at the commencement of that 12-month period.

Annexure C to this Notice sets out details of the issues of equity securities which have been made by the Company during the 12 months preceding the date of the Meeting.

At the date of this Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the equity securities. No existing Shareholder’s votes will therefore be excluded from voting on Resolution 4 under the voting exclusion in the Notice.

Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.

Resolution 5: Approval of grant of performance rights to Mr. Grant Chamberlain

General

Resolution 5 seeks approval, for the purposes of ASX Listing Rule 10.11 and for all other purposes, for the grant of 13,272,356 performance rights to subscribe for 13,272,356 Shares to Mr Chamberlain (or his nominee).

The performance rights which are proposed to be issued to Mr Chamberlain (or his nominee) will be issued on the terms and conditions set out below and in Annexure A to this Explanatory Memorandum.

The performance rights are proposed to be issued to Mr Chamberlain as remuneration for his services as a Director and in lieu of cash remuneration for Director’s fees.

The performance rights which are proposed to be granted to Mr Chamberlain are being granted for the sole purpose of remunerating him for his services as Director of the Company, and are not being provided in addition to any cash remuneration (noting however that this does not include cash reimbursements when expenses are incurred under clause 21.8 of the Company’s Constitution). The Board believes that the grant of performance rights to Mr Chamberlain is reasonable as the value of the performance rights will be moderated in accordance with the terms set out in Annexure A to this Explanatory Memorandum. The grant of performance rights is similarly reasonable to the Company, as they allow for the preservation of cash reserves, and will not substantially dilute the remaining Shareholder’s shareholdings.

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The Directors have therefore formed the view that the proposed grant of performance rights to Mr Chamberlain, is reasonable and appropriate having regard to the circumstances of the Company and Mr Chamberlain’s duties and responsibilities.

Having regard to this, the Directors are of the view that Resolution 5 is not subject to Chapter 2E of the Corporations Act, as the performance rights fall under the exception provided for in section 211(1) of the Corporations Act.

ASX Listing Rule 10.11

ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval, by ordinary resolution, prior to the issue of securities (including the grant of performance rights) to a related party of the Company. Mr Chamberlain is a related party of the Company by virtue of being a Director.

Accordingly, Shareholder approval for the grant of the performance rights to Mr Chamberlain is required pursuant to ASX Listing Rule 10.11. If Shareholder approval is given under ASX Listing Rule 10.11, separate approval is not required under ASX Listing Rule 7.1. Shareholders should therefore note that if the issue of performance rights to Mr Chamberlain is approved for the purposes of ASX Listing Rule 10.11, the issue will not be included in the Company’s 15% placement capacity for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.13 sets out a number of items which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.1. For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	the performance rights will be offered and, if accepted, granted to Mr Chamberlain or his nominee;

(b)	the maximum number of performance rights to be issued is 13,272,356;

(c)	the performance rights will be issued on a date which will be no later than one month after the date of the Meeting;

(d)	no issue price will be payable for the grant of the performance rights or to exercise the performance rights. The performance rights will be issued to Mr Chamberlain in lieu of the payment of Directors fees to him; and

(e)	no funds will be raised by the issue of the performance rights to Mr Chamberlain.

Further details of the terms and conditions of the performance rights to be issued to Mr Chamberlain are set out in Annexure A to this Explanatory Memorandum.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in issuing the performance rights pursuant to this Resolution 5.

The performance rights are being issued to Mr Chamberlain with the consent of the Company’s Remuneration Committee and, in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

(a)	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places;

(b)	aligned to the Company’s strategic and business objectives and the creation of Shareholder value; and

(c)	acceptable and transparent to Shareholders.

Directors’ recommendation

The Board (with Mr Chamberlain abstaining) recommends that Shareholders vote in favour of Resolution 5 as it provides a low cost alternative to a remunerate Mr Chamberlain while aligning the Company’s interests with those of Mr Chamberlain.

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Resolution 6: Approval of grant of performance rights to Mr Marc Voigt

General

Resolution 6 seeks approval, for the purposes of ASX Listing Rule 10.14 and for all other purposes, for the grant of 50,000,000 performance rights to subscribe for 50,000,000 Shares to Mr Voigt (or his nominee). The performance rights will be issued under the Company’s Executive Incentive Plan (Plan).

The performance rights which are proposed to be issued to Mr Voigt (or his nominee) will be issued on the terms and conditions set out below and in Annexure B to this Explanatory Memorandum.

The Board has considered Principle 8 of the ASX Governance Council’s Corporate Governance Principles and Recommendations (3rd Edition) which provides that an ASX listed entity should pay director remuneration which is sufficient to attract and retain high quality directors and design its executive remuneration to attract, retain and motivate high quality senior executives and to align their interests with the creation of value for security holders.

The remuneration arrangements for Mr Voigt are intended to provide fair and appropriate rewards for his services as Chief Executive Officer of the Company and are comprised of fixed and ‘at risk’ elements, and are designed to attract, retain and motivate Mr Voigt in his role as Chief Executive Officer of the Company. The proposed grant of performance rights the subject of this Resolution 6 to Mr Voigt under the Plan comprises a substantial component of his ‘at risk’ remuneration.

The non-executive Directors of the Company’s Remuneration Committee have concluded that the remuneration package for Mr Voigt (including the proposed grant of the performance rights the subject of this Resolution 6) is reasonable and appropriate having regard to the circumstances of the Company and Mr Voigt’s duties and responsibilities as executive Director and Chief Executive Officer of the Company and his roles as Managing Director and President of Company’s subsidiaries in France, Germany and the US.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in granting the performance rights to Mr Voigt pursuant to Resolution 6.

The performance rights are being granted with the consent of the Company’s Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

•	competitive and reasonable;

•	acceptable and transparent to Shareholders.

ASX Listing Rule 10.14

ASX Listing Rule 10.14 requires a listed company to obtain shareholder approval, by ordinary resolution, prior to the issue of securities (including the grant of performance rights) to a Director of the Company under an employee incentive scheme.

Accordingly, Shareholder approval for the issue of the performance rights to Mr Voigt is required pursuant to ASX Listing Rule 10.14. If Shareholder approval is given under ASX Listing Rule 10.14, separate approval is not required under ASX Listing Rule 7.1. Shareholders should therefore note that if the issue of performance rights to Mr Voigt is approved under ASX Listing Rule 10.14, the issue will not be included in the Company’s 15% placement capacity for the purposes of ASX Listing Rule 7.1.

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ASX Listing Rule 10.15 sets out a number of items which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.14. For the purposes of ASX Listing Rule 10.15, the following information is provided to Shareholders:

(a)	the performance rights will be offered and, if accepted, issued to Mr Voigt (or his nominee);

(b)	the maximum number of performance rights to be issued is 50,000,000;

(c)	the performance rights will be issued no later than 12 months after the date of the Meeting;

(d)	no issue price will be payable for the grant of the performance rights or to exercise the performance rights;

(e)	the names of all persons referred to in ASX Listing Rule 10.14 who received securities under the Plan since the last approval under ASX Listing Rule 10.14, the number of the securities received and acquisition price for each security are as follows:

a.	Mr Voigt received 20,000,000 performance rights which were issued for nil consideration on 5 August 2015 following shareholder approval being received at the Company’s 2015 extraordinary general meeting for the issue of these performance rights to Mr Voigt;

(f)	no loan will be provided in connection with the issue of the performance rights to Mr Voigt; and

(g)	all executive Directors of the Company are entitled to participate in the Plan.

Further details of the terms and conditions of the performance rights to be issued to Mr Voigt are set out in Annexure B to this Explanatory Memorandum.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in issuing the performance rights pursuant to Resolution 6.

The performance rights are being issued to Mr Voigt with the consent of the Company’s Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

(a)	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places;

(b)	aligned to the Company’s strategic and business objectives and the creation of Shareholder value; and

(c)	acceptable and transparent to Shareholders.

Directors’ recommendation

The Board (with Mr Voigt abstaining) recommends that Shareholders vote in favour of Resolution 6 as it provides a low cost alternative to remunerate Mr Voigt while aligning the Company’s interests with those of Mr Voigt.

Resolution 7: Change of Company name

The Board proposes to change the Company’s name from ‘Prima BioMed Ltd’ to ‘Immutep Limited’. The acquisition of Immutep S.A.S (the Company’s now 100% owned French subsidiary) (Immutep) was completed in December 2014 and the Company’s former cancer vaccine, CVac was licensed to Sydys Corporation in May 2016. Since then, the Company’s sole focus has been the development of LAG-3 based immunotherapy products.

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It is increasingly evident to the Board that LAG-3 is capturing the attention of both the pharmaceutical and international investment community. Immutep already has a strong association with LAG-3 and also with its founder, Dr Frederic Triebel (Prima’s CSO/CMO).

Immutep is now an established subsidiary of the Group with many of the Company’s clinical partner associations being with Immutep. The Board feels, therefore, that the name ‘Immutep Limited’ more closely aligns the Company’s principal activities with its corporate identity. Accordingly, Resolution 7 seeks the approval of Shareholders to change the name of the Company to Immutep Limited.

Section 157(1)(a) of the Corporations Act provides that a company may change its name if the company passes a special resolution adopting a new name.

Changing the Company’s name will also require amendments to the Company’s Constitution to reflect the change of name. The proposed amendments are to amend all references in the Constitution from ‘Prima BioMed Ltd’ to ‘Immutep Limited’.

Accordingly, Resolution 7 has been proposed to seek approval from Shareholders for the change of the Company’s name from ‘Prima BioMed Ltd’ to ‘Immutep Ltd’ and to amend the Company’s Constitution to reflect the change of name. If Resolution 7 is passed, the change of name will take effect from the day on which ASIC alters the details of the Company’s registration.

The proposed new name of the Company has been reserved with ASIC and if Resolution 7 is passed, the Company will lodge a copy of the special resolutions with ASIC following the Meeting in order to effect the change. The Company will also request that ASX change the Company’s ASX listing code from “PRR” to “IMM” after the change of name takes effect. The ASX listing code “IMM” has been reserved by the Company.

Directors’ recommendation

The Board recommends that Shareholders vote in favour of Resolution 7.

Resolution 8: Ratification of previous Share and Warrant issue

On 4 July 2017, to secure a capital raising of approximately US$5 million (details of which were announced to ASX on 30 June 2017), the Company issued:

(a)	263,126,800 Shares at an issue price of US$0.19 per Share (Placement Shares); and

(b)	1,973,451 Warrants (with each Warrant entitling the holder to acquire one American Depositary Shares (ADS)) (Placement Warrants). The Placement Warrants were issued for nil consideration and have an exercise price of US$2.50 per Placement Warrant.

ASX Listing Rule 7.1

ASX Listing Rule 7.1 restricts the Company from issuing new securities in excess of 15% of the existing capital of the Company in any 12 month period without the prior approval of Shareholders, unless one of the exceptions in ASX Listing Rule 7.2 applies. The Placement Shares and the Placement Warrants were within this limitation. Under ASX Listing Rule 7.4 an issue of securities will be treated as having been made with the approval of shareholders for the purposes of ASX Listing Rule 7.1 if the issue did not breach ASX Listing Rule 7.1 at the time and shareholders subsequently approve it. As the issue of the Placement Shares and the Placement Warrants was within the Company’s ASX Listing Rule 7.1 capacity and was not previously approved by Shareholders, the Company now seeks Shareholder ratification of the issue of the Placement Shares and the Placement Warrants pursuant to ASX Listing Rule 7.4.

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If Resolution 8 is approved, the prior issue of the Placement Shares and the Placement Warrants may be treated by the Company as having been made with Shareholder approval under ASX Listing Rule 7.1. The Company will therefore be able to issue additional equity securities without the Placement Shares and the Placement Warrants the subject of this Resolution 8 counting towards the 15% threshold for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing a ratification of securities under ASX Listing Rule 7.4. The following information is provided in accordance with ASX Listing Rule 7.5:

Number of Placement Shares issued:	263,126,800

Number of Placement Warrants issued	1,973,451

The issue price of the Placement Shares:	The Placement Shares were issued at US$0.19 per Placement Share

The issue price of the Placement Warrants	The Placement Warrants were issued for nil consideration Each Placement Warrant has an exercise price of US$2.50

The names of the persons who were issued with the Placement Shares and the Placement Warrants or the basis on which those persons were determined:	The Placement Shares and the Placement Warrants were issued to institutional and accredited investors in the United States of America

Terms of the Placement Shares:	The Placement Shares were issued on the same terms as, and rank equally in all respects with, the Company’s existing Shares.

Terms of the Placement Warrants

The Placement Warrants have the following terms:

•    each Placement Warrant has an exercise of US$2.50;

•    each Placement Warrant is immediately exercisable and will expire on the date which is 5.5 years after the date of issue.

American Depositary Shares issued on exercise of the Placement Warrants will be issued on the same terms as, and rank equally in all respects with, the Company’s existing American Depositary Shares.

The intended use of funds raised:	The funds raised from the issue of the Placement Shares were used for working capital. Funds raised if the Placement Warrants are exercised will be used for general corporate and working capital purposes.

Directors’ recommendation

The Board recommends that Shareholders vote in favour of Resolution 8.

Resolution 9: Approval of termination benefits for eligible executives

Under section 200B of the Corporations Act, the Company must not give a person a benefit in connection with the person’s retirement from an office, or position of employment, in the Company or its related bodies corporate if:

•	the office or position is a managerial or executive office; or

•	the person has, at any time during the last three years before their retirement, held a managerial or executive office in the Company and its related bodies corporate,

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unless shareholder approval is obtained under section 200E of the Corporations Act for the giving of the benefit (or if a specified exception applies). The Corporations Act sets out certain exceptions to the requirement to obtain shareholder approval. These exceptions relate to things such as statutory entitlements to accrued annual and long service leave and other benefits which fall within the monetary cap prescribed by the Corporations Act (which is broadly equivalent to one year’s annual average base salary of the relevant person over the period during which that person held a managerial or executive office (up to a period of three years)).

A “benefit” is broadly defined and can include a payment or other valuable consideration provided to the relevant person. A benefit also extends to cover accelerated or automatic vesting of equity awards on, or as a result of, retirement from an office or position, a payment made in lieu of giving of notice of termination and a payment that is made as part of a post employment restraint.

If a termination benefit is given in excess of what is permitted under the Corporations Act, a breach of the Corporations Act can occur even if the person receiving the benefit is entitled to the benefit under their contractual arrangements with the Company and its related bodies corporate.

Why is Shareholder approval being sought?

The purpose of Resolution 9 is to seek approval from Shareholders for the provision of certain benefits to persons who hold a ‘managerial or executive office’ (as that term is used in the Corporations Act) in the Company or a related body corporate of the Company (Executive) so that such termination benefits may be paid or provided to the Executive without breaching the requirements of section 200B of the Corporations Act and the Company can meet its contractual commitments to the Executive.

Who does this approval cover?

Approval is being sought for any current or future Executives at the time of their termination or at any time in the three years prior to their termination. This would include:

•	KMP of the Company, as disclosed in the Remuneration Report and any future remuneration report of the Company; and

•	executives who serve as directors of the Company’s subsidiaries.

Details of the remuneration of the Company’s current KMP are set out in the Remuneration Report.

Details of benefits for which Shareholder approval is sought

Performance rights and options

Under the Plan, the Company can award Executives performance rights or options in accordance with the Plan.

Under the terms of the performance rights which are proposed to be granted at this Meeting, such performance rights will either:

(a)	automatically vest and all relevant performance conditions will be deemed to have been satisfied in full, without the need for any further action, on cessation or termination of employment of the Executive, except where the Executive’s employment or appointment ceases or is terminated, as a result of fraud, dishonesty or breach of the Executive’s obligations, or as a result of their voluntary resignation. In these circumstances all unvested performance rights will automatically lapse on the date on which the Executive ceases to be employed or appointed by the Company or their employment or appointment is terminated (as applicable); or

(b)	provide the Board with a discretion to determine whether the performance rights will vest (and, if so, what proportion of the performance rights will vest) on termination of the Executives employment. The Board would generally exercise its discretion for unvested performance rights and options to vest, except in the circumstances outlined in (a) above.

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Since 2014, the Company has issued and will continue to issue performance rights and options to Executives which provide the Board with a discretion to determine whether such performance rights and options will vest (and, if so what proportion of the performance rights and options will vest) on termination of the Executives employment or appointment. The Board would generally exercise its discretion for unvested performance rights to vest, except in the circumstances outlined above.

Any future performance rights or options issued by the Company under the Plan (or otherwise) may either provide for similar automatic vesting conditions, or for the Board to exercise discretion in relation to unvested performance rights or options, as outlined above.

Approval is being sought from Shareholders in relation to the vesting of performance rights and options granted as outlined above, and in respect of accelerated vesting conditions for any performance rights or options which are granted to Executives under the Plan (or otherwise) in the future.

Other termination benefits

Shareholder approval is also being sought for termination benefits that may be provided to an Executive under individual employment agreements or engagement letters entered with the Executive.

Further information about these benefits is set out in Annexure D of this Explanatory Memorandum.

The value of the benefits

The monetary value of any benefit that arises in connection with the vesting of an Executive’s performance rights (or options) or benefits under their employment agreement or engagement letter cannot currently be ascertained because this value depends on the future matters, events and circumstances.

In relation to the value of any performance rights or options, the future matters, events and circumstances include, but are not limited to:

•	The number of performance rights or options granted to the Executive.

•	The number of unvested performance rights and options the Executive holds at the time they cease employment from office with the Company and its related bodies corporate and the number that vest or lapse automatically under their terms or that the Board determines to vest or lapse.

•	The extent to which the performance conditions that apply to the performance rights or options have been satisfied.

•	The circumstances in which the Executive ceases to hold office.

•	The length of time that the Executive has been in their role with the Company.

•	The exercise of discretions by the Board.

•	The Company’s Share price at the relevant time.

The future matters, events and circumstances relevant to determining the value of any benefits under an Executive’s employment agreement or engagement letter are outlined in Annexure D of this Explanatory Memorandum.

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Approval is sought for a three-year period

Shareholder approval is sought for:

•	any performance rights granted to the date of the 2017 AGM (as outlined above) and any performance rights or options granted under the Plan during the 3 years from the date of the AGM until the conclusion of the Company’s AGM in 2020; and

•	any termination benefits under an Executive’s employment agreement or engagement letter as outlined in Annexure D of this Explanatory Memorandum if the Executive ceases employment or office during the 3 years from the date of the AGM until the conclusion of the Company’s AGM in 2020.

Directors’ recommendation

The Board recommends that Shareholders vote in favour of Resolution 9.

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GLOSSARY

Throughout this Explanatory Memorandum the following various words and phrases are capitalised and the definitions of these capitalised words and phrases are set out below:

“ADS” means an American Depositary Share representing an interest in 100 Shares;

“AEDT” means Australian Eastern Daylight Time;

“Annual General Meeting” means the meeting convened by the Notice of Meeting;

“ASIC” means the Australian Securities & Investments Commission;

“ASX” means ASX Limited (ACN 008 624 691) or the market it operates, as the context requires;

“ASX Listing Rules” or “Listing Rules” means the Official Listing Rules of the ASX as amended or waived from time to time;

“Board” means the board of Directors of the Company;

“Chairman” means the chairman of the annual general meeting;

“Closely Related Party” of a member of the Key Management Personnel means:

(a)	A spouse or child of the member;

(b)	A child of the member’s spouse;

(c)	A dependant of the member or the member’s spouse;

(d)	Anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealing with the entity;

(e)	A company the member controls; or

(f)	A person prescribed by the Corporation Regulations

“Company” means Prima BioMed Ltd ACN 009 237 889;

“Constitution” means the Company’s constitution;

“Corporations Act” means the Corporations Act 2001 (Cth);

“Corporations Regulations” means the Corporations Regulations 2001 (Cth)

“Directors” means the current directors of the Company;

“Explanatory Memorandum” means this Explanatory Memorandum as modified or varied by any supplementary Memorandum issued by the Company from time to time;

“Group” means the Company and its controlled entities;

“Key Management Personnel” or “KMP” has the same meaning as in the accounting standards and broadly includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company;

“Meeting” or “Annual General Meeting” means the annual general meeting convened by this Notice;

“Notice” or “Notice of Meeting” means the notice convening the 2017 annual general meeting of the Company to be held on 17 November 2017 which accompanies this Explanatory Memorandum;

“Plan” means the Company’s Executive Incentive Plan (as in place from time to time);

“Proxy Form” means the proxy form that is enclosed with, and forms part of, this Notice;

“Remuneration Report” means the section of the Directors’ Report contained in the Company’s 2017 Annual Report titled ‘Remuneration Report’;

“Resolution” means a resolution in the form proposed in the Notice of Meeting;

“Shareholder” means a registered holder of a Share in the Company;

“Shares” means ordinary shares in the Company;

“VWAP” means volume weighted average price; and

“Warrants” means warrants over ADSs.

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Annexure A

Terms and conditions of performance rights to be granted to Mr Chamberlain

Number of performance rights	13,272,356. This number has been calculated based on 3.12 years of directors’ fees at $90,000 per annum divided by $0.0211 (being the 5 day VWAP up to and including 21 August 2017).

Vesting conditions	Service-based vesting conditions only.

Tranche 1	4,739,293 on 1 October 2018. (Being continued service from 21 August 2017 to 30 September 2018;

Tranche 2	4,266,531 on 1 October 2019. (Being continued service from 1 October 2018 to 30 September 2019);

Tranche 3	4,266,531 on 1 October 2020 (Being continued service from1 October 2019 to 30 September 2020).

Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exerciseable at nil cost.

Lapse/forfeiture

Performance rights issued will lapse on the earliest of:

•    the Expiry Date (see above);

•    any date the Board determines that the vesting conditions are not met and cannot be met;

•    Mr Chamberlain dealing in the performance rights in contravention of the dealing or hedging restrictions (see below); and

•    the Board determining that Mr Chamberlain has acted dishonestly, fraudulently or in material breach of his obligations to the Company or on voluntary resignation of Mr Chamberlain.

Change of control

All performance rights will automatically vest and all performance conditions will be deemed to have been satisfied in full if:

•    a takeover bid (as that term is defined under section 9 of the Corporations Act) is announced in respect of Shares, and that takeover bid has become or is declared unconditional, and the bidder has voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•    a court approves, under section 411(4)(b) of the Corporations Act, a compromise or arrangement for the purposes of, or in connection with, a scheme for the reconstructions or amalgamation of the Company which, if implemented, would result in a person having voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•    a person acquires control (as that term is defined under section 50AA of the Corporations Act) of the Company.

2017 Notice of Annual General Meeting | Page 23

All performance rights will also automatically vest and all performance conditions will be deemed to have been satisfied in full if, in any other circumstances other than those outlined above, a person obtains (or is likely to obtain) voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company which the Board determines (in in its absolute discretion and acting in good faith) is sufficient to control the composition of the Board.

Cessation of employment	Pro-rata vesting as to service provided relative to the vesting conditions which apply to the performance rights.

No dealing or hedging

Dealing restrictions apply to performance rights in accordance with Company’s

Securities Trading Policy. Mr Chamberlain is also prohibited from hedging or otherwise protecting the value of any unvested performance rights held by him.

Rights attaching to Shares	Shares issued on exercise of performance rights will rank equally for dividends and other entitlements with existing Shares on issue at the time of their issue.

Company may issue or acquire shares

For the avoidance of doubt the Company may, in its absolute discretion, either issue new Shares or acquire Shares already on issue, or a combination of both, to satisfy the Company’s obligations to issue Shares on vesting of performance rights.

Loans	No loan will be provided by the Company in relation to the grant or exercise of the performance rights.

Adjustments

Prior to the allocation of Shares upon vesting or exercise of performance rights, the

Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction provided that such adjustment is in accordance with the ASX Listing Rules.

Change of rights in event of reorganization of capital	In accordance with ASX Listing Rule 6.16, Mr Chamberlain’s rights in respect of the performance rights will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities	In accordance with ASX Listing Rule 6.19, the performance rights do not provide a right to participate in any new issues of Company securities unless and until any vested performance rights are exercised.

Transfer on death	Vested performance rights are only transferable by force of law upon death to Mr Chamberlain’s legal personal representative.

Annexure B

Terms and conditions of performance rights to be granted to Mr Voigt

Number of performance rights	50,000,000

Vesting conditions	Service-based vesting conditions only.

Tranche 1	16,666,667 on 1 December 2017;

Tranche 2	16,666,667 on 1 December 2018;

2017 Notice of Annual General Meeting | Page 24

Tranche 3	16,666,666 on 1 December 2019;

Vesting occurs upon the above vesting dates provided Mr Voigt is still employed by as Chief Executive Officer of the Company at the applicable vesting date.

Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above).

Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exerciseable at nil cost.

Lapse/forfeiture

Performance Rights issued will lapse on the earliest of:

•    the Expiry Date (see above);

•    any date the Board determines that the vesting conditions are not met and cannot be met;

•    Mr Voigt dealing in the performance rights in contravention of the dealing or hedging restrictions (see below); and

•    the Board determining that Mr Voigt has acted dishonestly, fraudulently or in material breach of his obligations to the Company or the date on which Mr Voigt voluntarily resigns from the Company.

Change of control

All performance rights will automatically vest and all performance conditions will be deemed to have been satisfied in full if:

•    a takeover bid (as that term is defined under section 9 of the Corporations Act) is announced in respect of Shares, and that takeover bid has become or is declared unconditional, and the bidder has voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•    a court approves, under section411(4)(b) of the Corporations Act, a compromise or arrangement for the purposes of, or in connection with, a scheme for the reconstructions or amalgamation of the Company which, if implemented, would result in a person having voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•    a person acquires control (as that term is defined under section 50AA of the Corporations Act) of the Company.

All performance rights will also automatically vest and all performance conditions will be deemed to have been satisfied in full if, in any other circumstances other than those outlined above, a person obtains (or is likely to obtain) voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company which the Board determines (in in its absolute discretion and acting in good faith) is sufficient to control the composition of the Board.

2017 Notice of Annual General Meeting | Page 25

Cessation of employment

Save as set out below, all performance rights will automatically vest and all performance conditions will be deemed to have been satisfied in full, on cessation or termination of Mr Voigt’s employment.

If Mr Voigt’s employment with the Company ceases, or is terminated, as a result of fraud, dishonesty or breach of obligations owed to the Company, or as a result of voluntary resignation, all unvested performance rights will automatically lapse, unless the Board determines otherwise.

No dealing or hedging

Dealing restrictions apply to performance rights in accordance with Company’s

Securities Trading Policy. Mr Voigt is also prohibited from hedging or otherwise protecting the value of any unvested performance rights held by him.

Rights attaching to shares	Shares issued on exercise of performance rights will rank equally for dividends and other entitlements with existing Shares on issue at the time of their issue.

Company may issue or acquire Shares

For the avoidance of doubt the Company may, in its absolute discretion, either issue new Shares or acquire Shares already on issue, or a combination of both, to satisfy the Company’s obligations to issue Shares on vesting of performance rights.

Loans	No loan will be provided by the Company in relation to the grant or exercise of the performance rights.

Adjustments

Prior to the allocation of Shares upon vesting or exercise of performance rights, the

Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction provided that such adjustment is in accordance with the ASX Listing Rules.

Change of rights in event of reorganization of capital	In accordance with ASX Listing Rule 6.16, Mr Voigt’s rights in respect of the performance rights will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities	In accordance with ASX Listing Rule 6.19, the performance rights do not provide a right to participate in any new issues of Company securities unless and until any vested performance rights are exercised.

Transfer on death	Vested performance rights are only transferable by force of law upon death to Mr Voigt’s legal personal representative.

2017 Notice of Annual General Meeting | Page 26

Annexure C

Date of Issue:	2 September 2016

Number issued:	a) 7,333,333 Shares b) 3 Shares issued on exercise of options

Class/ Type of equity security:	a) Shares b) Shares following the exercise of quoted options

Summary of terms:	a) Shares will rank pari passu with existing Shares b) Shares will rank pari passu with existing Shares

Name of persons who received securities or basis on which persons was determined:	a) Exercise of performance rights issued to certain employees of the Company under the Plan b) Shares issued on exercise of options issued under the Plan.

Price:	a) Nil b) $0.20 per Share (with respect to the Shares issued following the exercise of the options)

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$344,666.67

Date of Issue:	4 October 2016

Number issued:	2,573,529 Shares

Class/ Type of equity security:	Fully paid Shares

Summary of terms:	Ordinary Shares will be issued on conversion of performance rights for nil consideration and rank pari passu with existing Shares.

Name of persons who received securities or basis on which persons was determined:	Mr. Pete Meyers

Price:	Nil

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$95,220.57

Date of Issue:	1 December 2016

Number issued:	1,538,462 Shares

Class/ Type of equity security:	Shares

Summary of terms:	Shares will rank pari passu with existing Shares

2017 Notice of Annual General Meeting | Page 27

Name of persons who received securities or basis on which persons was determined:	Exercise of performance rights issued to certain Company employees under the Plan.

Price:	Nil

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$76,923

Date of Issue:	6 December 2016

Number issued:	10,023,350 performance rights

Class/ Type of equity security:	Performance rights

Summary of terms:	Number of Performance rights	10,023,350. Calculated based on 3.67 years directors’ fees of $105,000 per annum divided by $0.0384 (being the 5 day VWAP up to and including 9 September 2016).

	Vesting Conditions	Service Only.

	Tranche1	1,814,249. 1 October 2017. (Being service from 1 February 2017 to 30 September 2017);

	Tranche2	2,736,367. 1 October 2018.(Being service from 1 October 2017 to 30 September 2018);

	Tranche3	2,736,367. 1 October 2019.(Being service from1 October 2018 to 30 September 2019);

	Tranche4	2,736,367. 1 October 2020 .(Being service from 1 October 2019 to 30 September 2020);

	Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date.

	Price of Performance Rights	Performance rights were granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exerciseable at nil cost.

2017 Notice of Annual General Meeting | Page 28

Name of persons who received securities or basis on which persons was determined:	Mr Pete Meyers

Price:	The performance rights were issued for nil consideration.

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$384,616.44

Date of Issue:	16 March 2017

Number issued:	a) 1,634,375 performance rights b) 6,666,667 Shares

Class/ Type of equity security:	a) Performance rights b) Shares

Summary of terms:	a) 1,634,375 performance rights were granted to certain employees of the Company under the Plan as follows:

	Number of Performance rights	1,634,375

	Vesting Date	2 October 2017

	Last Exercise Date	2 October 2018

	Exercise Price	Nil.

	Vesting Conditions	The ability of the performance rights to vest and be available for exercise is at the discretion of the board and dependent on the executive meeting set Key Performance Indicators (KPIs).

b) Shares

Name of persons who received securities or basis on which persons was determined:	a) Performance rights were issued to certain employees of the Company under the Plan. b) Shares were issued to certain employees of the Company on exercise of performance rights

Price:	Nil

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Nil

Use of consideration:	Not applicable

Current value of that non-cash consideration	$365,538.10

2017 Notice of Annual General Meeting | Page 29

Date of Issue:	4 July 2017

Number issued:	a) 263,126,800 Shares b) 1,973,451 Warrants granted over ADSs equivalent to Warrants over 197,345,100 Shares

Class/ Type of equity security:	a) Shares b) Warrants

Summary of terms:

a)      Shares

The number and class of securities granted are expressed in terms of Shares, but have been granted over ADSs (where one ADS = 100 Shares).

b)      Warrants

The Warrants have an exercise price of US$2.50 per Warrant, are exercisable immediately and will expire 5.5 years from the date of issuance.

Name of persons who received securities or basis on which persons was determined:	US institutional and accredited investors

Price:	a) US$1.90 per ADS to raise US$4,999,408.50 b) Nil.

Discount to market price:	Nil

Total cash consideration received:	US$4,999,408.50

Amount of cash consideration spent:	Nil

Use of consideration:	The Company intends to use the net proceeds from this offering to continue ongoing clinical development of IMP321 (E.g., the AIPAC and TACTI-mel studies), to continue preclinical research on IMP761, and for other general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in businesses, products and technologies that the Company views as complementary to its own.

Current value of that non-cash consideration	Not applicable

Date of Issue:	7 August 2017

Number issued:	a) 15,486,326 Shares b) 3,900,000 performance rights

Class/ Type of equity security:	a) Shares b) Performance rights

2017 Notice of Annual General Meeting | Page 30

Summary of terms:	a) Shares b) 3,900,000 performance rights granted as follows:

	Number of Performance rights	3,900,000

	Vesting Date	1 October 2018

	Last Exercise Date	30 November 2018

	Exercise Price	Nil.

	Vesting Conditions	The ability of the performance rights to vest and be available for exercise is at the discretion of the board and dependent on the executive meeting set KPIs and/or service-based vesting conditions.

Name of persons who received securities or basis on which persons was determined:	a) Exercise of performance rights issued to certain employees of the Company under the Plan b) Performance rights issued to certain employees of the Company under the Plan.

Price:	Nil

Discount to market price:	Not applicable

Total cash consideration received:	Not applicable

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$78,000

Date of Issue:	3 October 2017

Number issued:	a) 857,844 Shares b) 1,814,249 Shares c) 1,634,375 Shares

Class/ Type of equity security:	Shares

Summary of terms:	Shares will rank pari passu with existing Shares

Name of persons who received securities or basis on which persons was determined:	Exercise of performance rights issued to certain employees of the Company under the Plan

Price:	Nil

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$107,661.7

2017 Notice of Annual General Meeting | Page 31

Annexure D

The table below provides a summary of benefits which may be payable to an Executive on cessation of employment or office with the Group under their employment agreement or engagement letter (as the case may be):

Type of agreement	Potential benefits on cessation of employment / engagement

Employment agreements

Payment in lieu of notice

The Group’s employment agreements typically contain or will contain the ability for the Company or other relevant entity in the Group that is the employer to make a payment to the Executive in lieu of some or all of the applicable termination notice period.

Generally, the notice period of an Executive is up to 6 months.

Where payment in lieu of notice is made, the payment will be calculated by reference to the Executive’s base remuneration at the time.

The Company or the relevant entity in the Group that is the employer will not be required to make a payment in lieu of notice if the employee’s employment is terminated for cause.

Accrued leave entitlements

Payment of accrued, but untaken annual leave and long service leave will be paid out on cessation of employment. Leave and expenses will be accrued and paid out in accordance with the terms of the employment agreement and the Group’s obligations under applicable law.

While accrued benefits which are payable under law are excluded from the restriction on payment of termination benefits under the Corporations Act (and therefore shareholder approval is not required to pay these benefits) certain Executives may accrue benefits under their employment agreement which are in excess of what the Company is required to provide under law.

The Group’s employment agreements for some Executives may contain provisions which provide for 30 days’ annual leave each year (whereas the statutory minimum in Australia is 4 weeks).

Post employment restraint

The Group’s employment agreements for some Executives may contain provisions which require the employer to make payment of 50% of the Executive’s average remuneration over the preceding 12 months during the post employment restraint on the Executive.

The duration of the post employment restraint may be up to 24 months after the end of the Executive’s employment.

The employment agreements generally provide for the employer to waive the post employment restraint on 6 month’s notice.

Change of control

The Group’s employment agreements for some Executives may contain a provision which provides for a payment of up to 12 months’ gross salary if the Executive’s employment is terminated without cause by the employer or for good reason (which includes a material alteration to the Executive’s duties) by the Executive, within 12 months of a change of control.

2017 Notice of Annual General Meeting | Page 32

PRIMA BIOMED LTD
Australian Cancer Treatment Company

All Correspondence to:

By Fax: +61 2 9290 9655

Online: www.boardroomlimited.com.au

YOUR VOTE IS IMPORTANT

TO VOTE ONLINE

STEP 1: VISIT www.votingonline.com.au/primabiomedagm2017

STEP 3: Enter your Voting Access Code (VAC):

BY SMARTPHONE

Scan QR Code using smartphone
QR Reader App

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.
If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy
You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company's securities registry or you may copy this form.

To appoint a second proxy you must:
(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(b) return both forms together in the same envelope.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate
Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an "Appointment of Corporate Representative" prior to admission. An Appointment of Corporate Representative form can be obtained from the company's securities registry.

STEP 3 SIGN THE FORM

The form **must** be signed as follows:
Individual: This form is to be signed by the securityholder.
Joint Holding: where the holding is in more than one name, all the securityholders should sign.
Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. **Please indicate the office held by signing in the appropriate place.**

STEP 4 LODGEMENT

All Correspondence to: By Mail: Boardroom Pty Limited GPO Box 3993 Sydney NSW 2001 Australia By Fax: +61 2 9290 9655 Online: www.boardroomlimited.com.au By Phone: (within Australia) 1300 737 760 (outside Australia) +61 2 9290 9600 YOUR VOTE IS IMPORTANT For your vote to be effective it must be recorded before 11:15am AEDT on Wednesday 15 November 2017. TO VOTE ONLINE BY SMARTPHONE STEP 1: VISIT www.votingonline.com.au/primabiomedagm2017 STEP 2: Enter your Postcode OR Country of Residence (if outside Australia) STEP 3: Enter your Voting Access Code (VAC): Scan QR Code using smart phone QR Reader App TO VOTE BY COMPLETING THE PROXY FORM STEP Indicate 1 who APPOINTMENT you want to appoint OF as your PROXY Proxy. If appoint you wish someone to appoint other the than Chair the of Chair the Meeting of the Meeting as your as proxy, your mark proxy the please box. If write you wish the full to proxy name does of that not individual attend the or body meeting, corporate. the Chair If you of leave the Meeting this section will be blank, your or proxy. your A named proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered security holder in the space. You Appointment are entitled of to a Second appoint Proxy up to two proxies to attend the meeting and vote. If you wish to company’s appoint a securities second registry proxy, an or additional you may copy Proxy this Form form. may be obtained by contacting the To (a) appoint complete a second two Proxy proxy Forms. you must: On each Proxy Form state the percentage of your voting rights specify or the the percentage number of or securities number of applicable votes that each to that proxy form. may If exercise, the appointments each proxy do may not exercise half your votes. Fractions of votes will be disregarded. (b) return both forms together in the same envelope. To STEP direct 2 your VOTING proxy how DIRECTIONS to vote, mark one TO of YOUR the boxes PROXY opposite each item of business. only All your a portion securities of securities will be voted are to in be accordance voted on with any such item a by direction inserting unless the percentage you indicate or number the boxes that on you a given wish item, to vote your in proxy the appropriate may vote box as he or or boxes. she chooses. If you do If not you mark mark any more of than one box on an item for all your securities your vote on that item will be invalid. Proxy Where which a body is a corporate Body Corporate is appointed as your proxy, the representative of that body corporate Representative” attending prior the to admission. meeting must An Appointment have provided of Corporate an “Appointment Representative of Corporate form can be obtained from the company’s securities registry. The STEP form 3 must SIGN be signed THE FORM as follows: Individual: Joint Holding: This where form is the to be holding signed is in by more the securityholder. than one name, all the securityholders should Power sign. of Attorney: to sign under a Power of Attorney, you must have already lodged it with the when registry. you return Alternatively, it. attach a certified photocopy of the Power of Attorney to this form or Companies: a Company this Secretary. form must Where be signed the company by a Director has a Sole jointly Director with either who another is also the Director Sole Company held by signing Secretary, in the this appropriate form should place. be signed by that person. Please indicate the office STEP 4 LODGEMENT Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by 11:15am AEDT on Wednesday 15 November 2017. Any Proxy Form received after that time will not be valid for the scheduled meeting. Proxy forms may be lodged using the enclosed Reply Paid Envelope or: Online www.votingonline.com.au/primabiomedagm2017 By Fax +61 2 9290 9655 By Mail Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001 Australia Boardroom Pty Limited In Person Level 12, 225 George Street, Sydney NSW 2000 Australia Attending the Meeting If you wish to attend the meeting please bring this form with you to assist registration.

Prima BioMed Ltd ACN 009237889 Your Address This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X’ and make the correction in the space to the left. Security holders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form. PROXY FORM STEP 1 APPOINT A PROXY I/We being a member/s of Prima Bio Med Ltd and entitled to attend and vote hereby appoint: the Chair of the Meeting (mark box) OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of Prima BioMed Ltd to be held at the Offices of Minter Ellison, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000 on Friday17 November 2017 at 11:15am AEDT and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit. The Chair of the Meeting is authorised to exercise undirected proxies on remuneration related matters: If I/we have appointed the Chair of the Meeting as my/our proxy or the Chair of the Meeting becomes my/our proxy by default and I/we have not directed my/our proxy how to vote in respect of Resolutions 1, 5, 6 & 9, I/we expressly authorise the Chair of the Meeting to exercise my/our proxy in respect of these Resolutions even though Resolutions 1,5, 6 & 9 are connected with the remuneration of a member of the key management personnel of the Company. The Chair of the Meeting will vote all undirected proxies in favour of all Items of business (including Resolutions1, 5, 6 & 9). If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the ‘Against’ or ‘Abstain’ box opposite that resolution. STEP 2 VOTING DIRECTIONS * If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called. FOR AGAINST ABSTAIN* Resolution1 Non-binding resolution to adopt Remuneration Report Resolution2 Re-election of Director—Mr Pete Meyers Resolution3 Re-election of Director—Mr Grant Chamberlain Resolution4 Approval of additional 10%placement capacity Resolution5 Approval of grant of performance rights to Mr Grant Chamberlain FOR AGAINST ABSTAIN’ Resolution6 Approval of grant of performance rights to Mr Marc Voigt Resolution7 Change of Company name Resolution8 Ratification of previous Share and Warrant issue Resolution9 Approval of termination benefits for eligible executives STEP 3 SIGNATURE OF SECURITYHOLDERS This form must be signed to enable your directions to be implemented. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director / Company Secretary Contact Name .. Contact Daytime Telephone.. Date 12017